UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49737

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/24 AND ENDING 06/30/25
_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **HUNTWICKE SECURITIES LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7 GROVE STREET, SUITE 201
_____(No. and Street)_____

TOPSFIELD	**MA**	**01983**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BRIAN WOODLAND	**978-887-5981**	BWOODLAND@HUNTWICKE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
LARRY LIBERFARB, PC
_____(Name – if individual, state last, first, and middle name)_____

11 VANDERBILT AVENUE #220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)
1/10/2006		2560	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Woodland _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Huntwicke Securities LLC _____, as of 6/30 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Member

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HUNTWICKE SECURITIES LLC

FINANCIAL STATEMENTS

JUNE 30, 2025

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Huntwicke Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Huntwicke Securities LLC as of June 30, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Huntwicke Securities, LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Huntwicke Securities, LLC's management. Our responsibility is to express an opinion on HUNTWICKE Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Huntwicke Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 (Schedule I) and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) has been subjected to audit procedures performed in conjunction with the audit of Huntwicke Securities LLC's financial statements. The supplemental information is the responsibility of Huntwicke Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles

to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1 and computation for determination of reserve and information relating to possession and control requirements for broker dealers under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry Liberfarb, PC

Larry D. Liberfarb, P.C.

We have served as Huntwicke Securities LLC's auditor since 2009.

Norwood, Massachusetts

August 25, 2025

HUNTWICKE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2025

ASSETS

Cash	$	123,094
Securities Owned:		
Money market mutual fund, trading, at market value		222
Private placement fees receivable		262,264
Due from affiliate		100,000
Prepaid expenses		19,193
	$	504,773

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commissions payable	$	249,151
Due to affiliates		3,392
		252,543
Member's Equity		
Member's capital		252,230
	$	504,773

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED June 30, 2025

Revenues:	
Private placement revenue	$ 3,167,486
Interest and dividends	4,153
Expense reimbursement	41,393
	3,213,032
Expenses:	
Commission expense	2,868,009
Communications and data processing	5,935
Occupancy	25,446
Professional fees	58,285
Salaries and payroll taxes	29,711
Other expenses	32,722
	3,020,108
Net income	$ 192,924

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED June 30, 2025

Balance at beginning of the year	$	229,306
Net income		192,924
Distributions		(170,000)
Balance at end of the year	$	252,230

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED June 30, 2025

Cash flows from operating activities:		
Net income	$	192,924
Adjustments to reconcile net income		
to net cash from operating activities:		
Depreciation		494
Decrease (increase) in operating assets:		
Decrease in private placement fees receivable		49,000
Increase in prepaid expenses		(916)
Increase in due from affiliate		(100,000)
Decrease in marketable securities		825
(Decrease) increase in operating liabilities:		
Increase in accounts payable		612
Decrease in commissions payable		(37,800)
Net cash provided by operating activities		105,139
Cash flows used for financing activities:		
Capital withdrawals		(170,000)
Decrease in cash		(64,861)
Cash at beginning of the year		187,955
Cash at end of the year	$	123,094
Supplemental cash flow disclosures:		
Interest payments	$	0
Income tax payments	$	0

The accompanying notes are an integral part of these financial statements.

HUNTWICKE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc.(FINRA).

Marketable/Non-Marketable Securities

Marketable securities are valued at market value. Cost is determined on the specific identification method.

Income Taxes

The Company does not record a provision for income taxes because the sole member reports the LLC's income or loss on their income tax return. The financial statements reflect the LLC's transactions without adjustment, if any, required for income tax purposes.

Revenue Recognition

The Company complies with ASC Topic 606 Revenue from Contracts with Customers (ASC Topic 606). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transactions price (d) allocate the transaction price to the performance obligation in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation

The Company records revenue from private placement transactions, based on a percentage of funds raised, on the date when the performance obligation is completed.

The Company records revenue from introduction transactions, based on a percentage of funds raised, upon completion of a transaction between two introduced parties. The Company earns compensation only when the transaction is completed.

Private placement fees receivable

The company has not provided an allowance for doubtful accounts because management believes all amounts are collectable.

HUNTWICKE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS, CONTINUED

JUNE 30, 2025

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Advertising

The Company expenses advertising and promotion costs as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2025 the Company had net capital of $119,920 which was $103,084 in excess of its required net capital of $16,836. The Company's net capital ratio was 2.11 to 1

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related party Huntwicke Capital Group, Inc. Expenses include all costs for which the Company derives a benefit including salaries, rent, telephone, copy services, etc. The Company reimbursed the related parties for those expenses. For the fiscal year these expenses totaled $40,358. At June 30, 2025, the Company owed $3,392 to this entity.

NOTE 3 - RELATED PARTY TRANSACTIONS (continued)

The Company rents office space (included in the expense sharing agreement) from Huntwicke Financial, Inc., partially owned by the managing member, as a tenant at will.

The Company paid the related party $20,988 for rent for the year ending June 30, 2025.

The Company made distributions of $170,000 to its sole owner, Huntwicke Financial, Inc. for the fiscal year ending June 30, 2025.

The Company has loaned $100,000 to Huntwicke Capital Group, Inc. There is no specific repayment date specified or interest rate on the loan.

Since these entities are under common control, operating results or financial position of the Company could differ significantly from those that would have been obtained if the entities were autonomous.

NOTE 4 - LEASE

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement.

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company derived 100% of their revenue from nine clients.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The company at June 30, 2025 has no unfulfilled contracts, commitments or contingencies

NOTE 7 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including securities private placement fess both primary and secondary.

The accounting policies for fess are the same as those described in the summary of significant accounting policies. The chief operating decision maker assesses performance for the agency fee segment and decides how to allocate resources based on net income that is reported on the income statement. The measurement of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the agency fee segment or into other parts of the entity. The chief operating decision maker also uses net income in competitive analysis by benchmarking competitors.

The Company derives revenue primarily from North America. The chief operating decision maker is the managing member.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 25, 2025, the date on which the financial statements were available to be issued and determined that no further information is required to be disclosed.

HUNTWICKE SECURITIES LLC

SUPPLEMENTARY SCHEDULES

JUNE 30, 2025

SCHEDULE I

HUNTWICKE SECURITIES LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

June 30, 2025

Aggregate Indebtedness:		
Commissions payable	$ 249,151	
Due to affiliates	3,392	
	$ 252,543	
Net Capital:		
Member's equity		$ 252,230
Adjustments to net capital:		
Private placement fees receivable		(262,264)
Receivable -offset		249,151
Prepaid expenses		(19,193)
Due from affiliate		(100,000)
Haircuts and undue concentration		(4)
Net Capital, as defined		$ 119,920
AI Requirement		16,836
Minimum Requirement		5,000
Net capital requirement		16,836
Net capital in excess of requirement		$ 103,084
Ratio of aggregate indebtedness to net capital		2.11 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)		
Focus Report		$ 119,920
Net audit adjustments		-
Net capital per above		$ 119,920

There are no material differences between the above computation of net capital
and the corresponding amended computation submitted by the Company with the unaudited
X-17A-5 as of June 30, 2025.

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

HUNTWICKE SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE
AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2025

Huntwicke Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3. The Company relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (a) private placements of securities and (b) selling tax shelters or limited partnerships in primary distributions and the Company (1) did not directly or indirectly receive , hold or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Huntwicke Securities LLC

We have reviewed management's statement, included in the accompanying Exemption Report, in which (1) Huntwicke Securities LLC identified that it was filing the exemption report solely to be in compliance with 17 C.F.R. 240.17a-5 (d)(1) and (4). Huntwicke Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. 240. 15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the company limits its business activities exclusively to broker selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings, private placement of securities, including oil and gas; and merger and acquisition advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year without exception. Huntwicke Securities LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Huntwicke Securities LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Larry Liberfarb, PC

Norwood, Massachusetts
August 25, 2025

Huntwicke Securities LLC Exemption Report

Huntwicke Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to:
   a. Broker selling tax shelters or limited partnerships in primary distributions, including oil and gas offerings;
   b. Private placement of securities, including oil and gas; and
   c. Merger and acquisition advisory services

   and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Huntwicke Securities LLC

I, Brian Woodland, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Brian Woodland

President

8/5/25

Date